Exhibit 99.1

Elong Power Receives Staff Determination Notices from Nasdaq

Ganzhou, China, March 25, 2025 (GLOBE NEWSWIRE) — Elong Power Holding Limited (“Elong Power” or the “Company”) (Nasdaq: ELPW), a provider of high power battery technologies for commercial and specialty alternative energy vehicles and energy storage systems, today announced that the Company received (i) a notice from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) stating that, for the prior 30 consecutive business days (through March 18, 2025), the closing market value of listed securities (MVLS) of the Company’s Class A ordinary shares, $0.00001 par value per share (“Ordinary Shares”), had been below the minimum of $50 million required for continued listing on the Nasdaq Global Market under Nasdaq Listing Rule 5450(b)(2)(A) and (ii) a notice from the Listing Qualifications Department of Nasdaq stating that, based on the closing bid price of the Ordinary Shares for the last 30 consecutive business days, the Company no longer met the $1.00 minimum bid price required for continued listing on the Nasdaq Global Market under Nasdaq Listing Rule 5450(a)(1). The noticed stated that the Company would be afforded 180 calendar days (until September 15, 2025 and September 16, 2025, respectively) to regain compliance. In order to regain compliance, (i) the closing MVLS of the Company’s securities must be at least $50 million for a minimum of ten consecutive business days and (ii) the closing bid price of the Ordinary Shares must be at least $1.00 for a minimum of ten consecutive business days, although the Staff may in its discretion require a longer period of no more than 20 business days. If the Company does not regain compliance within either of the 180-day periods, the securities will be subject to delisting.

The notices have no effect at this time on the listing of the Company’s Ordinary Shares, which will continue to trade uninterrupted under the symbol “ELPW”.

About Elong Power

Elong Power Holding Limited, a Cayman Islands exempted company, is committed to the research and development, manufacturing, sales and service of high-power lithium-ion batteries for electric vehicles and construction machinery, as well as large-capacity, long-cycle lithium-ion batteries for energy storage systems. Elong Power is led by Ms. Xiaodan Liu, Elong Power’s Chairwoman and CEO.

Elong Power has a comprehensive product and technology system that includes battery cells, modules, system integration, and battery management system development, based on high-power lithium-ion batteries and battery system products for long-cycle energy storage devices. Elong Power offers advanced energy applications and full life cycle services. Its product portfolio includes products utilizing lithium manganese oxide and lithium iron phosphate, among others, to meet the needs of high-power applications and energy storage applications in various scenarios.

Forward-looking Statements

This press release may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including statements regarding the benefits of the transaction, the anticipated timing of the transaction, the products offered by Elong Power and the markets in which it operates, and Elong Power’s projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including, but not limited to: the ability of Elong Power to maintain the listing of its securities on Nasdaq; the fact that the price of Elong Power’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which Elong Power operates; variations in performance across competitors; changes in laws and regulations affecting Elong Power’s business and changes in its capital structure; the ability to implement business plans, meet forecasts and other expectations; its need for substantial additional funds; the parties’ dependence on third-party suppliers; risks relating to the results of research and development activities, market and other conditions; its ability to attract, integrate, and retain key personnel; risks related to its growth strategy; risks related to patent and intellectual property matters; and the ability to obtain, perform under and maintain financing and strategic agreements and relationships. Accordingly, these forward-looking statements do not constitute guarantees of future performance, and you are cautioned not to place undue reliance on these forward-looking statements. Risks regarding Elong Power’s business are described in detail in Elong Power’s SEC filings which are available on the SEC’s website at www.sec.gov, including in Elong Power’s Shell Company Report on Form 20-F and Elong Power’s subsequent filings with the SEC. These forward-looking statements speak only as of the date hereof, and Elong Power expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations or any changes in events, conditions, or circumstances on which any such statement is based, except as required by law.

Elong Power Investor Contact

ir@elongpower.com